EXHIBIT 99.1

COMPANY CONTACTS:

Jay S. Hennick Founder & CEO

D. Scott Patterson President & COO

John B. Friedrichsen Senior Vice President & CFO

(416) 960-9500

FOR IMMEDIATE RELEASE

FirstService reports record third quarter results; residential property management and commercial real estate post strong gains

Highlights:
•	Revenues up 57%
•	EBITDA up 15%
•	Adjusted net earnings up 21%
•	Adjusted diluted EPS up 14%
•	Updates financial outlook - fiscal 2006 EPS range now $1.16 to $1.20
•	Provides preliminary outlook for year ending March 31, 2007

TORONTO, Canada, January 31, 2006 - FirstService Corporation (Nasdaq: FSRV; TSX: FSV.SV) today reported record results for its third quarter ended December 31, 2005. All amounts are in US dollars.

Quarterly revenues were $342.0 million, an increase of 57% relative to the same period last year. EBITDA (see definition and reconciliation below) increased 15% to $27.9 million. Adjusted net earnings were $10.3 million, up 21% from $8.5 million in the prior year period. Adjusted diluted earnings per share were $0.32, up 14% from $0.28 in the prior year period. The adjustment (see reconciliation below) represents non-cash amortization of short-lived brokerage backlog intangible assets, relating to pending brokerage transactions and listings, recognized on recent acquisitions in the Company’s Colliers International commercial real estate services platform.

For the nine months ended December 31, 2005, revenues were $946.1 million, up 67% versus the prior year period, while EBITDA was up 46% to $74.6 million. Adjusted net earnings were $35.9 million, up 42% for the nine month period, while adjusted diluted earnings per share were $1.13, up 36%.

“Our results for the third quarter were very strong and continued the momentum that began early in the year. Our balance sheet has never been stronger, putting us in an excellent position for future growth”, said Jay S. Hennick, Founder and Chief Executive Officer. “While we are pleased with the performance of all our service lines, the results from our Residential Property Management business were exceptional both in terms of year over year growth and margin expansion and our Colliers International operation continued its strong performance”, he added.

About FirstService Corporation
FirstService is a leader in the rapidly growing service sector, providing services in the following areas: commercial real estate; residential property management; integrated security services; property improvement and business services.  Market-leading brands include Colliers International in commercial real estate; The Continental Group in residential property management; Intercon Security and Security Services & Technologies in integrated security services; California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement; and Resolve Corporation in business services.

FirstService is a diversified service company with more than US$1.2 billion in annualized revenues and over 16,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Operating Results
Residential Property Management revenues increased to $82.8 million for the quarter, 32% higher than in the prior year period. Internal growth of 29% was attributable to growth in contractual property management fee and ancillary services revenues. Services provided to existing clients recovering from the impact of Hurricane Wilma also contributed to the higher than normal internal growth rate. EBITDA for the quarter was $7.3 million, up 62% from $4.5 million one year ago, while margins improved 170 basis points due to operating leverage and an increase in high-margin ancillary services revenues.

Colliers International, the Company’s commercial real estate services operation, generated revenues of $141.2 million for the third quarter representing growth of 185%, much of which was the result of the acquisitions of CMN International Inc. (“CMN”) in November 2004 and Los Angeles-based Colliers Seeley International, Inc. (“Seeley”) in November 2005. Internal growth was 22% relative to the same period one year ago resulting from continuing robust brokerage activity in most of its markets, especially North America. Third quarter EBITDA was $11.5 million, at a margin of 8.2%. The margin reported in the prior year period reflected the results for the month of December 2004 only, which month is the seasonal peak in this business.

Revenues in Property Improvement Services totalled $32.4 million, an increase of 21% over the prior year period. Internal growth was 12%, with strong system-wide sales increases generated across franchise systems. EBITDA for the third quarter was $3.1 million, an increase of $0.3 million relative to last year.

Integrated Security Services revenues in the third quarter were $40.1 million, an 8% increase relative to the prior year period. Excluding the impact of foreign exchange, growth was 5%. The revenue growth was attributable to higher levels of commercial security systems installation activity. Quarterly EBITDA was $2.8 million versus $2.9 million in the prior year period.

Third quarter Business Services revenues were $45.4 million, up 10% relative to the prior year period. Excluding the impact of foreign exchange, growth was 6%. The revenue increase was the result of higher volumes from several clients as well as the recently won student loan processing contract. EBITDA was $7.3 million, up from $6.3 million in the third quarter last year while margins increased 80 basis points to 16.0%. The increases were attributable mainly to the fulfilment operations, which benefited from continuing higher production volumes and better capacity utilization.

Quarterly corporate costs were $4.0 million, relative to $2.5 million in the prior year period. The increase was attributable to additional management resources necessary to support the growth of the Company, higher performance-based compensation expense and Sarbanes-Oxley related costs.

A comparison of segmented EBITDA to operating earnings is provided below.

Repurchases of FirstService Shares
During the period from October 31, 2005 to December 23, 2005, the Company purchased 472,700 Subordinate Voting Shares for cancellation through the facilities of the Toronto Stock Exchange and Nasdaq National Market at an average cost of $23.68 per share pursuant to a Normal Course Issuer Bid. The repurchases represented approximately 1.6% of the total shares outstanding prior to the repurchase and were funded from operating cash flow and cash on hand.

Financial Outlook
As a result of continuing strong performance, FirstService is increasing the previously issued outlook for fiscal 2006.
	Year ending March 31, 2006		Year ending March 31, 2007
(in millions of US dollars, except per share amounts)	Updated	Previous	Preliminary
Revenues	$1,200 - $1,225	$1,125 - $1,175	$1,300 - $1,400
EBITDA	$107.0 - $110.0	$102.0 - $108.0	$116.0 - $126.0
Adjusted diluted earnings per share	$1.16 - $1.20	$1.08 - $1.16	$1.27 - $1.37

Note: The outlook assumes (i) no further acquisitions or divestitures completed during the outlook period and (ii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

Conference Call
FirstService will be holding a conference call on Tuesday, January 31, 2006 at 11:00AM Eastern Time to discuss results for the third quarter, the outlook for the balance of fiscal 2006 and the preliminary outlook for fiscal 2007. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News Releases” section.

Forward-looking Statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission and U.S. Securities and Exchange Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

		Three months ended December 31		Nine months ended December 31
		2005	2004	2005	2004

Revenues		$342,002	$218,184	$946,070	$565,927
Cost of revenues		222,684	137,017	603,051	373,312
Selling, general and administrative expenses		91,393	56,863	247,304	127,241
Depreciation		4,517	3,879	13,447	10,536
Amortization of intangibles other than backlog		1,043	739	2,798	2,041
Amortization of brokerage backlog (1)		3,712	4,958	4,870	4,958
Operating earnings		18,653	14,728	74,600	47,839
Other (income) expense (2)		(2,542)	(341)	(3,729)	(341)
Interest expense		3,722	2,797	11,746	7,357
		17,473	12,272	66,583	40,823
Income taxes		6,606	3,587	22,637	11,903
		10,867	8,685	43,946	28,920
Minority interest share of earnings		2,714	3,380	10,881	6,684
Net earnings from continuing operations		8,153	5,305	33,065	22,236
Net (loss) earnings from discontinued operations, net of income taxes		-	(363)	-	1,626
Net earnings		$8,153	$4,942	$33,065	$23,862

Net earnings (loss) per share
Basic
Continuing operations		$0.27	$0.17	$1.10	$0.74
Discontinued operations		-	(0.01)	-	0.06
		$0.27	$0.16	$1.10	$0.80

Diluted (3)

Continuing operations		$0.25	$0.17	$1.04	$0.73
Discontinued operations		-	(0.01)	-	0.05
		$0.25	$0.16	$1.04	$0.78

Adjusted diluted net earnings per share from continuing operations (4)		$0.32	$0.28	$1.13	$0.83

Weighted average shares	Basic	30,185	29,802	30,215	29,683
outstanding: (in thousands)	Diluted	30,915	30,376	30,951	30,255

Notes
(1) Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisitions of (i) CMN in November 2004; (ii) an additional 11.2% interest in CMN on October 1, 2005; and (iii) an 82.3% interest in Seeley on November 23, 2005. Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date. Amortization is recorded to coincide with the completion of the related brokerage transactions.
(2) Other income for the quarter ended December 31, 2005 includes a $2,012 pre-tax gain on the disposal of two businesses.
(3) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries. The adjustment for the three months ended December 31, 2005 is $283 (2004 - nil) and for the nine months ended December 31, 2005 is $984 (2004 - nil).
(4) See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings,
Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisition of CMN International Inc. This amortization is being eliminated because the Company believes the short-lived and non-cash nature of this charge is not reflective of the operating performance of the Company. All of the adjustments are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

Adjusted operating earnings	$22,365	$19,686	$79,470	$52,797
Amortization of brokerage backlog	(3,712)	(4,958)	(4,870)	(4,958)
Operating earnings	$18,653	$14,728	$74,600	$47,839

Adjusted net earnings from continuing operations	$10,296	$8,478	$35,949	$25,409
Amortization of brokerage backlog	(3,712)	(4,958)	(4,870)	(4,958)
Deferred income taxes	1,411	1,785	1,828	1,785
Minority interest	158	-	158	-
Net earnings from continuing operations	$8,153	$5,305	$33,065	$22,236

Adjusted diluted net earnings per share from continuing operations	$0.32	$0.28	$1.13	$0.83
Amortization of brokerage backlog, net of deferred income taxes	(0.07)	(0.11)	(0.09)	(0.10)
Diluted net earnings per share from continuing operations	$0.25	$0.17	$1.04	$0.73

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended December 31		Nine months ended December 31
	2005	2004	2005	2004

EBITDA	$27,925	$24,304	$95,715	$65,374
Depreciation	(4,517)	(3,879)	(13,447)	(10,536)
Amortization of intangibles other than brokerage backlog	(1,043)	(739)	(2,798)	(2,041)
Amortization of brokerage backlog	(3,712)	(4,958)	(4,870)	(4,958)
Operating earnings	$18,653	$14,728	$74,600	$47,839

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31 2005	March 31 2005

Assets
Cash and cash equivalents	$76,834	$37,458
Accounts receivable	197,223	168,927
Inventories	23,901	20,878
Prepaids and other current assets	30,376	21,507
Current assets	328,334	248,770
Fixed assets	66,330	57,241
Other non-current assets	24,904	22,754
Goodwill and intangibles	320,670	297,963
Total assets	$740,238	$626,728

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$206,086	$155,429
Other current liabilities	10,531	9,147
Long term debt - current	18,489	18,206
Current liabilities	235,106	182,782
Long term debt - non-current	230,302	201,809
Deferred income taxes	33,186	29,802
Minority interest	30,783	26,464
Shareholders’ equity	210,861	185,871
Total liabilities and equity	$740,238	$626,728

Total debt, excluding interest rate swaps	$248,791	$219,732
Total debt, net of cash, excluding interest rate swaps	171,957	182,274

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Nine months ended December 31
	2005	2004
Operating activities
Net earnings from continuing operations	$ 33,065	$ 22,235
Items not affecting cash:
Depreciation and amortization	21,115	17,535
Deferred income taxes	(1,499)	(911)
Minority interest share of earnings	10,881	6,684
Other	(94)	743

Changes in operating assets and liabilities	7,233	(10,660)
Net cash provided by operating activities	70,701	35,626

Investing activities
Acquisitions of businesses, net of cash acquired	(23,301)	(56,715)
Purchases of fixed assets, net	(20,581)	(10,656)
Other investing activities	(4,340)	3,306
Net cash used in investing	(48,222)	(64,065)

Financing activities
Increases in long-term debt	28,951	47,944
Other financing activities	(12,049)	2,154
Net cash provided by financing	16,902	50,098
Net cash provided by discontinued operations	-	4,430
Effect of exchange rate changes on cash	(5)	3,260
Increase in cash and cash equivalents during the period	39,376	29,349
Cash and cash equivalents, beginning of period	37,458	15,620
Cash and cash equivalents, end of period	$76,834	$44,969

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

	Residential Property Management	Commercial Real Estate Services	Integrated Security Services	Property Improvement Services	Business Services	Corporate	Consolidated
Three months ended December 31

2005
Revenues	$82,751	$141,241	$40,091	$32,454	$45,351	$114	$342,002
EBITDA	7,252	11,532	2,785	3,080	7,262	(3,986)	27,925
Operating earnings	5,879	6,921	2,076	2,082	5,723	(4,028)	18,653

2004
Revenues	$62,918	$49,599	$37,196	$26,812	$41,258	$401	$218,184
EBITDA	4,481	10,390	2,902	2,765	6,282	(2,516)	24,304
Operating earnings	3,204	5,167	2,282	1,892	4,725	(2,542)	14,728

Nine months ended December 31

2005
Revenues	$258,791	$344,493	$108,465	$108,210	$125,883	$228	$946,070
EBITDA	25,288	30,971	6,261	25,393	17,030	(9,228)	95,715
Operating earnings	21,271	23,408	4,254	22,682	12,337	(9,352)	74,600

2004
Revenues	$206,355	$49,599	$106,909	$87,937	$114,661	$466	$565,927
EBITDA	18,545	10,390	8,156	19,711	14,640	(6,068)	65,374
Operating earnings	14,957	5,167	6,424	17,436	10,036	(6,181)	47,839